SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO /A
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 3)

INAMED CORPORATION
(Name of Subject Company (Issuer))
BANNER ACQUISITION, INC.
and
ALLERGAN, INC.
(Names of Filing Persons (Offeror))
Common Stock
including associated preferred stock purchase rights
(Title of Class of Securities)
453235103
(CUSIP Number of Class of Securities)
Douglas S. Ingram
Executive Vice President, General Counsel and Secretary
Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612
(714) 246-4500
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Michelle A. Hodges
Gibson, Dunn & Crutcher LLP
4 Park Plaza, Suite 1400
Irvine, CA 92614
(949) 451-3800

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**

$3,149,239,143	$370,665.45

*	The transaction value is estimated only for purposes of calculating the filing fee. Pursuant to Rules 0-11(a)(4) and 0-11(d) under the Securities Exchange Act of 1934, the market value of the securities to be received was calculated as the product of (i) 37,999,869 shares of Inamed common stock (the sum of (x) 36,352,579 shares of Inamed common stock outstanding and (y) 1,647,290 shares of Inamed common stock issuable upon the exercise of outstanding options, each as of October 28, 2005 (as reported in the Form S-4 Registration Statement of Medicis Pharmaceutical Corporation and Proxy Statement of Inamed, filed with the Securities and Exchange Commission on November 2, 2005) and (ii) $82.875, which is the average of the high and low sales prices of Inamed common stock reported on Nasdaq National Market System on November 17, 2005.

**	$117.70 per million dollars of transaction value, in accordance with Rule 0-11 and Fee Rate Advisory No. 6 for fiscal year 2005.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $370,665.45	Filing Party: Allergan, Inc.
Form or Registration No.: Form S-4 (333-129871) and Schedule TO	Date Filed: November 21, 2005
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☑ third party tender offer subject to Rule 14d-1.

☐ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

     This Amendment No. 3 amends and supplements the Tender Offer Statement on Schedule TO, initially filed by Allergan, Inc., a Delaware corporation (“Allergan”) and Banner Acquisition, Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Allergan, with the Securities and Exchange Commission (the “SEC”) on November 21, 2005, and subsequently amended by Amendment No. 1 and Amendment No. 2 (as amended from time to time, the “Schedule TO”), relating to the exchange offer by Offeror (the “Offer”) to exchange for each outstanding share of common stock of Inamed Corporation, a Delaware corporation (“Inamed”), including the associated preferred stock purchase rights (collectively, “Inamed Shares”), at the election of the holder thereof: (a) $84.00 in cash, without interest, or (b) 0.8498 of a share of Allergan common stock, including the associated preferred stock purchase rights, upon the terms and subject to the conditions described in the Prospectus (as defined below) and the related letter of election and transmittal, including in each case the proration and election procedures described therein.
     Allergan has filed with the SEC Amendment No. 2 to its Registration Statement on Form S-4 (file no. 333-129871) relating to the offer and sale of the Allergan common stock to be issued to holders of Inamed Shares in the Offer (as amended, the “Registration Statement”). The terms and conditions of the Offer are set forth in the prospectus, which is a part of the Registration Statement (as amended, the “Prospectus”), and the related letter of election and transmittal, which are filed as Exhibits (a)(4)(A) and (a)(1)(A), respectively, hereto.
Items 1 through 11.
     Items 1 through 11 of the Schedule TO are hereby amended and supplemented to add the following:
Execution of the Allergan Merger Agreement
     On December 20, 2005, Allergan, Offeror and Inamed entered into a definitive Agreement and Plan of Merger (the “Allergan Merger Agreement”), pursuant to which Offeror will continue its previously announced exchange offer for all outstanding Inamed Shares, except that the terms of the exchange offer will be amended to conform to the offer terms set forth in the Allergan Merger Agreement (as amended, the “Offer”). After the completion of the Offer, Offeror will be merged with and into Inamed (the “Inamed Merger”), with Inamed surviving the Merger as a wholly owned subsidiary of Allergan. The Allergan Merger Agreement is attached hereto as Exhibit (d) and is incorporated herein by this reference.
Conditions of the Offer
      Pursuant to the terms of the Allergan Merger Agreement, Offeror is hereby amending the conditions to the consummation of the Offer. Under the amended conditions provided in the Allergan Merger Agreement, Offeror is not required to accept for exchange or exchange any Inamed Shares, may postpone the acceptance for exchange, or exchange, of tendered Inamed Shares, if at the scheduled expiration date of the Offer any of the following conditions are not met, and Offeror may, in its reasonable discretion (but subject to the requirements of applicable laws) terminate or amend the Offer in accordance with the Allergan Merger Agreement if, the following conditions are not met:

(a)(i)	the representations and warranties of Inamed contained in the Allergan Merger Agreement shall be true and correct, except where the failure of such representations and warranties to be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” set forth therein) would not, individually or in the aggregate, result in a Company Material Adverse Effect (as defined in the Allergan Merger Agreement);

(ii)	Inamed shall have performed in all material respects all of its obligations required to be performed by it under the Allergan Merger Agreement at or prior to the time Offeror accepts for exchange Inamed Shares validly tendered pursuant to the Offer;

(b)	there shall have been validly tendered and not properly withdrawn prior to the expiration of the Offer, a number of Inamed Shares which, together with any Inamed Shares that Allergan or Offeror beneficially owns, will constitute at least a majority of the total number of outstanding Inamed Shares on a fully diluted basis (as though all options or other securities convertible into or exercisable or exchangeable for Inamed Shares had been so converted, exercised or exchanged) as of the date that Offeror accepts the Inamed Shares for exchange;

(c)(i)	any mandatory waiting periods barring consummation of the Inamed Merger as established by the Hart-Scott-Rodino Antitrust Improvements Act, as amended (the “HSR Act”) and any other applicable similar foreign laws or regulations will have expired or been terminated;

(ii)	such expiration or termination has been granted or occurred without the imposition of any material condition or restriction, other than, to the extent required to obtain any necessary consents, approvals or authorizations required to complete the Offer, the Inamed Merger or the Post-Closing Merger under applicable antitrust laws (x) the license, divestment, disposition of or holding separate of (A) the Reloxin Assets (as defined in the Allergan Merger Agreement), including Inamed’s distribution rights and all related rights to the Reloxin/ Dysport products in all markets, and (B) such other assets and businesses as do not constitute material assets or businesses of Allergan or Inamed or their respective subsidiaries.

(d)(i)	the shares of Allergan’s common stock to be issued to Inamed stockholders in the Offer and the Inamed Merger shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance;

(ii)	the registration statement pursuant to which the offer and sale of the shares of Allergan common stock to be issued in the Offer and the Inamed Merger will be registered shall have become effective under the Securities Act, and no stop order suspending the effectiveness of the registration statement shall have been issued nor shall there have been proceedings for that purpose pending before the Securities and Exchange Commission (the “SEC”), and Allergan shall have received all material state securities law or blue sky authorizations;

(iii)	no temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing the completion of the Offer, the Inamed Merger or the Post-Closing Merger shall be in effect; and no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental entity that prohibits or makes illegal the completion of the Offer, the Inamed Merger or the Post-Closing Merger;

(iv)	no statute, rule, regulation, order, injunction or decree shall have been enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental entity that materially restricts the completion of the Offer, the Inamed Merger or the Post-Closing Merger other than any license, divestment, disposition of or holding separate of (A) the Reloxin Assets, including Inamed’s distribution rights and all related rights to the Reloxin/ Dysport products in all markets, and (B) such other assets and businesses of Allergan or Inamed as do not constitute material assets or businesses of Allergan or Inamed or their respective subsidiaries;

(v)	there shall not be pending any suit, action or proceeding by any governmental entity:

• seeking to prohibit the completion of the Offer;

• seeking to prohibit the ownership or operation by Inamed or Allergan or any of their respective subsidiaries of any material business or assets of Inamed or Allergan (other than those contemplated in the Allergan Merger Agreement relating to the Reloxin Assets and other non-material assets or businesses of Allergan or Inamed or their respective subsidiaries);

• seeking to prohibit Allergan from effectively controlling in any material respect the business or operations of Inamed (other than those contemplated in the Allergan Merger Agreement relating to the Reloxin Assets and other non-material assets or businesses of Allergan or Inamed or their respective subsidiaries);

(vi)	since the date of the Allergan Merger Agreement, there will not have been any state of facts, events, changes, effects, developments, conditions or occurrences that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect (as defined in the Allergan Merger Agreement).
      The conditions to the Offer set forth in the Allergan Merger Agreement (i) are for the sole benefit of Offeror, (ii) may be asserted by Offeror regardless of the circumstances giving rise to any of these conditions and (iii) may be waived by Offeror, provided that the conditions described in clauses (c)(i) and (d)(i) through (iii) are not waivable. Under the Allergan Merger Agreement, Inamed must consent before (A) Offeror waives the minimum tender condition described above, (B) Offeror adds any conditions to the Offer, or (C) Offeror modifies any condition to the Offer in any manner adverse to the holders of Inamed Shares or (D) Offeror changes the form of consideration.
Termination of Medicis Merger Agreement
On March 20, 2005, Inamed, Medicis Pharmaceutical Corporation (“Medicis”) and Masterpiece Acquisition Corp., a wholly owned subsidiary of Medicis, entered into an Agreement and Plan of Merger, pursuant to which Inamed would merge into Masterpiece Acquisition Corp. On December 13, 2005, Medicis and Inamed announced the termination of their Agreement and Plan of Merger.
Recommendation of the Inamed Board
On December 13, 2005, Inamed filed an amendment to its Solicitation/ Recommendation Statement on Schedule 14D-9 initially filed with the SEC on December 5, 2005 and subsequently amended. That amendment disclosed that on December 13, 2005 Inamed’s board of directors determined that the terms of the exchange offer set forth in the Allergan Merger Agreement and the Allergan Merger Agreement are advisable, fair to and in the best interests of the Inamed stockholders, and resolved to recommend that the Inamed stockholders tender their Inamed Shares pursuant to the Offer upon Inamed’s execution of the Allergan Merger Agreement and the amendment of the Offer to conform to the terms of the exchange offer set forth in the Allergan Merger Agreement.
At meetings held on December 13 and 14, 2005, Inamed’s board of directors:

•	determined that the Offer and Allergan Merger Agreement are advisable, fair to and in the best interests of Inamed’s stockholders;

•	formally and unanimously approved and adopted the terms of the Allergan Merger Agreement;

•	approved the exchange offer and the mergers contemplated by the Allergan Merger Agreement such that Section 203 of the Delaware General Corporation Law would not apply to such transactions;

•	approved the amendment of Inamed’s stockholder rights agreement to provide that the execution of the Allergan Merger Agreement and the consummation of the transactions contemplated by the Allergan Merger Agreement would not trigger the rights plan; and

•	resolved to recommend that Inamed Stockholders tender their shares pursuant to the Offer.

Antitrust Filings
On December 15, 2005, Allergan received a request for additional information and documentary material, referred to as a second request, from the Federal Trade Commission (“FTC”), pursuant to the HSR Act, in connection with the Offer and the Inamed Merger. The second request extends the waiting period imposed by the HSR Act until thirty days after Allergan has substantially complied with such request. Allergan has been working with the FTC staff concerning the divestiture of Reloxin® and had anticipated the issuance of the second request as part of that process. Allergan does not expect the second request to result in a material delay in consummation of the transaction.
Extension of Expiration Date
On December 16, 2005, Allergan announced that it has extended the expiration date of the Offer. The Offer will now expire at 5:00 p.m. Eastern Time on Monday, January 9, 2006, unless further extended. The Offer was previously scheduled to expire at 12:00 midnight, Eastern Time, on Tuesday, December 20, 2005.
Incorporation by Reference
      In addition, the information set forth below regarding Allergan and Inamed is incorporated by reference into these items 1 through 11. The SEC allows Allergan and Offeror to incorporate information into this Schedule TO “by reference,” which means that Allergan and Offeror can disclose important information to Inamed stockholders by referring to another document or information filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule TO, except for any information amended or superseded by information contained in, or incorporated by reference into, this Schedule TO. These incorporated documents contain important information about Allergan and Inamed and their financial condition.
Allergan Filings (File No. 1-10269):

Allergan Information Incorporated by Reference	Period Covered or Date of Filing

Annual Report on Form 10-K	Fiscal year ended December 31, 2004, as filed with the SEC on March 9, 2005

The description of Allergan common stock set forth in Allergan’s Registration Statement on Form 8-A, filed with the SEC on June 12, 1989, including all amendments and reports filed for the purpose of updating such description.

The description of Allergan preferred stock purchase rights set forth in Allergan’s Registration Statement on Form 8-A12B, filed with the SEC on February 1, 2000, including all amendments or reports filed for the purpose of updating such description.

Quarterly Reports on Form 10-Q	Fiscal quarter ended:
• March 25, 2005, as filed with the SEC on April 28, 2005
• June 24, 2005, as filed with the SEC on July 28, 2005, and as amended on August 24, 2005
• September 30, 2005, as filed with the SEC on November 7, 2005

Current Reports on Form 8-K	Filed with the SEC on:
	• January 14, 2005 • January 18, 2005, and as amended April 21, 2005 • January 25, 2005 • March 3, 2005 • May 19, 2005	• June 30, 2005 • August 9, 2005 • August 23, 2005 • September 27, 2005 • October 5, 2005 • November 15, 2005 • December 7, 2005 • December 21, 2005
Inamed Filings (File No. 001-9741):

Inamed Information Incorporated by Reference	Period Covered or Date of Filing

Annual Report on Form 10-K.	Fiscal year ended December 31, 2004, as filed with the SEC on March 16, 2005, and as amended on April 29, 2005

The description of Inamed’s common stock set forth in Inamed’s Registration Statement on Form 8-A, filed with the SEC on October 14, 1987, including all amendments and reports filed for the purpose of updating such description.

The description of Inamed’s stock purchase rights set forth in Inamed’s Registration Statement on Form 8-A, filed with the SEC on June 10, 1997, including all amendments and reports filed for the purpose of updating such description.

Quarterly Reports on Form 10-Q	Fiscal quarter ended:
• March 31, 2005, as filed with the SEC on May 10, 2005, and as amended on May 11, 2005
•   June 30, 2005, as filed with the SEC on August 9, 2005
• September 30, 2005, as filed with the SEC on November 9, 2005

Current Reports on Form 8-K	Filed with the SEC on:
	• January 25, 2005 (Item 8.01) • March 21, 2005 • May 6, 2005 • July 18, 2005 • August 4, 2005 • November 16, 2005	• December 5, 2005 • December 6, 2005 • December 13, 2005 • December 15, 2005 • December 20, 2005

      Neither Allergan nor Offeror has any knowledge that would indicate that any statements contained herein or incorporated by reference from Inamed’s publicly filed reports and documents regarding Inamed’s business, operations, financial condition or other condition, are inaccurate, incomplete or untrue. However, no assurance can be given that publicly available information concerning Inamed does not contain errors, and neither Allergan nor Offeror was involved in the preparation of such information and statements. Nothing in this Schedule TO shall be deemed to incorporate information furnished but not filed with the SEC.
Item 12. Exhibits.
     Item 12 of this Schedule TO is hereby amended and supplemented by adding the following exhibits:

(a)(1)(R)	Joint press release issued by Allergan and Inamed on December 20, 2005 (incorporated by reference to Exhibit 99.1 to Allergan’s Form 8-K filed with the SEC on December 21, 2005)

(d)	Agreement and Plan of Merger, dated as of December 20, 2005, by and among Allergan, Offeror and Inamed (incorporated by reference to Exhibit 99.2 to Allergan’s Form 8-K filed with the SEC on December 21, 2005)

(h)(1)	Tax opinion of Gibson, Dunn & Crutcher LLP

Item 13. Information Required by Schedule 13E-3.
     Not applicable.

2

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

ALLERGAN, INC.
/s/ MATTHEW J. MALETTA

By:	Matthew J. Maletta
Vice President,
Assistant General Counsel and Assistant Secretary

BANNER ACQUISITION, INC.
/s/ MATTHEW J. MALETTA

By:	Matthew J. Maletta
Assistant Secretary

Date: December 20, 2005

3

INDEX TO EXHIBITS

(a)(1)(A)	Form of Letter of Election and Transmittal(1)

(a)(1)(B)	Form of Notice of Guaranteed Delivery(1)

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees(1)

(a)(1)(D)	Form of Letter to Clients(1)

(a)(1)(E)	Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9(1)

(a)(1)(F)	Press release issued by Allergan on November 15, 2005 (incorporated by reference to Exhibit 99.1 to Allergan’s Form 8-K filed with the SEC on November 15, 2005)

(a)(1)(G)	Investor Slide Presentation (incorporated by reference to Allergan’s filing with the SEC on November 15, 2005 pursuant to Rule 425)

(a)(1)(H)	Transcript of the Conference Call of Allergan held on November 15, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 16, 2005 pursuant to Rule 425)

(a)(1)(I)	Acquisition Fact Sheet (incorporated by reference to Allergan’s filing with the SEC on November 15, 2005 pursuant to Rule 425)

(a)(1)(J)	Form of Letters sent to Allergan’s Therapeutic and Aesthetic Customers, respectively, on November 15, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 15, 2005 pursuant to Rule 425)

(a)(1)(K)	Product Fact Sheets (incorporated by reference to Allergan’s filing with the SEC on November 16, 2005 pursuant to Rule 425)

(a)(1)(L)	Press release issued by Allergan on November 17, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 17, 2005 pursuant to Rule 425)

(a)(1)(M)	Press release issued by Allergan on November 21, 2005 (incorporated by reference to Allergan’s filing with the SEC on November 21, 2005 pursuant to Rule 425)

(a)(1)(N)	Press release issued by Allergan on December 6, 2005 (incorporated by reference to Allergan’s Form 8-K filed with the SEC on December 7, 2005)

(a)(1)(O)	Irrevocable offer letter of Allergan dated December 5, 2005 including the attached Agreement and Plan of Merger (incorporated by reference to Exhibits 99.1 and 99.2 to Allergan’s Form 8-K filed with the SEC on December 7, 2005)

(a)(1)(P)	Press release issued by Allergan on December 13, 2005 (incorporated by reference to Allergan’s filing with the SEC on December 14, 2005 pursuant to Rule 425)

(a)(1)(Q)	Press release issued by Allergan on December 16, 2005 (incorporated by reference to Allergan’s filing with the SEC on December 19, 2005 pursuant to Rule 425)

(a)(1)(R)	Joint press release issued by Allergan and Inamed on December 20, 2005 (incorporated by reference to Exhibit 99.1 to Allergan’s Form 8-K filed with the SEC on December 21, 2005)

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)(A)	Prospectus registering the offer and sale of the Allergan common stock to be issued in the Offer(2)

(a)(5)	Summary advertisement as published in the Wall Street Journal on November 21, 2005(4)

(b)(1)	Financing Commitment Letter(3)

(d)	Agreement and Plan of Merger, dated as of December 20, 2005, by and among Allergan, Offeror and Inamed (incorporated by reference to Exhibit 99.2 to Allergan’s Form 8-K filed with the SEC on December 21, 2005)

(g)	Not applicable

(h)(1)	Tax opinion of Gibson, Dunn & Crutcher LLP(3)

(1)	Incorporated by reference to the Registration Statement.
(2)	Incorporated by reference to Amendment No. 1 to the Registration Statement.

(3)	Incorporated by reference to Amendment No.2 to the Registration Statement.

(4)	Previously filed with this Schedule TO.